UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Bluesky Systems Holdings, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

09626D106
(CUSIP Number)

Galileo Partners, LLC
10550 Fontenelle Way
Los Angeles, California 90077
310-474-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

(1)

CUSIP No. 09626D106

1. Name of reporting person: Galileo Partners, LLC

2. Check the appropriate box if a member of a group (See instructions):

(a) ☐
(b) ☐

3. SEC use only:

4. Source of funds (See instruction: WC

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (d): ☐

6. Citizenship or place or organization: California

Number of shares beneficially owned by each reporting person with:

7. Sole voting power: 3,550,000 shares of Common Stock

8. Shared voting power:

9. Sole dispositive power: 3,550,000 shares of Common Stock

10. Shared dispositive power:

11. Aggregate amount beneficially owned by each reporting person:

3,550,000 shares of common stock

12. Check if the aggregate amount in row 11, above, excludes certain shares (See Instructions): ☐

13. Percent of class represented by amount in row 11, above:

8.98%

14. Type of reporting person (See Instructions):

OO (limited liability company)

(2)

ITEM 1.       SECURITY AND ISSUER

Common Stock

Bluesky Systems Holdings Inc.

1801 Century Park East, Suite 1500, Los Angeles, California 90067

ITEM 2.       IDENTITY AND BACKGROUND

This statement is being filed by Galileo partners, LLC (“Galileo”) (the “Reporting Person”) whose principal business is investments and the principal business address is 10550 Fontenelle Way, Los Angeles, California 90077. Galileo is a California limited liability company. During the past five years, the Reporting Person has not been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount to purchase the Securities was $60,000 and was funded from the working capital of Galileo. The funds were issued to purchase interests in a convertible note issued by the Issuer, which note was subsequently converted into shares of Issuer Common Stock.

ITEM 4.       PURPOSE OF TRANSACTION

The shares were purchased for investment.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

3,550,000 shares of common stock representing approximately 8.98% of the Issuer’s outstanding shares of common stock (based on 39,535,005 shares outstanding as reflected in the Quarterly Report filed by the Issuer on November 21, 2011).

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

None.

(3)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011	/s/ Steve Antebi
Name: Steve Antebi, Managing Member